SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received, on November 16, 2017, from B3 S.A ("Brasil, Bolsa, Balcão"), the Official Letter 1743/2017-SAE, as transcribed below, requesting clarifications regarding the news published by the newspaper “Valor Econômico”, on November 16, 2017, under the heading "Eletrobras will cut more investments".

Official Letter No. 1743/2017-SAE free translation

"Subject: Official Letter 1743/2017-SAE   Centrais Elétricas Brasileiras S.A. – Eletrobras

 Mr. Armando Casado de Araújo

Investor Relations Officer

Ref .: Request for clarification on news in the press

Dear Officers,

In a news article published by Valor Economico newspaper on 11/16/2017, under the heading "Eletrobras will cut more investments", among other information, it is stated that:

1.        This company has a high financial leverage, 4.1 times the net debt ratio over Ebtida. Its goal is to reduce this ratio to less than 3 times by the end of 2018;

2.       Regarding the investments, the expectation is to end the year with contributions of just over R$ 5 billion (which have already fallen from R$ 8.5 billion, last year, to R$ 3.7 billion until September);

3.       The Extraordinary Retirement Program (PAE) had an adhesion of 2,108 employees, which will save R$ 877 million per year. Another layoff plan, which provides for the adhesion of 2,500 employees, in Rio, Brasilia, Recife and Florianopolis, will be launched in December and will end in August 2018.

We request clarification on the indicated items, until 11/17/2017, with your confirmation or not, as well as other information considered important.”

MARKET ANNOUNCEMENT

Thus, in compliance with the Offical Letter in reference, the Company hereby informs the following:

1.   As the Company disclosed to the market, on November 13, 2017, through the Marketletter on the Quarterly Information for the period ended on September 30, 2017 and the presentation of the Conference Call held on November 14, 2017, the "Net Debt/Adjusted EBITDA" indicator reached 4.1 times, approaching the target established in the "Financial Discipline" strategy set forth in the Business and Management Master Plan ("PDNG") 2017-2021, properly disclosed to the market through the Relevant Fact of November 17, 2016;

2.   The goal established in the Company's Business and Management Master Plan ("PDNG") 2017-2021 of maintaining its "Net Debt/Adjusted EBITDA" indicator equal or less than 4 times is intended to reduce its financial leverage;

3.   Regarding the investments for 2017, we refer to the Company's Market Announcement, disclosed on November 16, 2017, in response to Official Letter No. 374/2017/CVM/SEP/GEA-1, which has all the clarifications about this subject;

4.   Regarding the launch, goals, employee adhesions and savings of the Extraordinary Retirement Program (PAE) and the Early Retirement Plan (PID), all information has already been subject to prior disclosure to the market, through appropriate channels, including through the aforementioned Business and Management Master Plan ("PDNG") 2017-2021, the Marketletters on the Quarterly Information for the periods ended on July 30, 2017 (2Q17) and on September 30, 2017 (3Q17), and the presentation of the Conference Call to the market on November 14, 2017;

MARKET ANNOUNCEMENT

5.   All documents mentioned above, such as the Business and Management Master Plan ("PDNG") 2017-2021, disclosed to the market through the Relevant Fact of November 17, 2016, the Marketletters on the Quarterly Information for the periods ended on July 30, 2017 (2Q17) and on September 30, 2017 (3Q17) and the presentation of the Conference Call held on November 14, 2017, are available on CVM website (www.cvm.gov.br), Eletrobras’ website (www.eletrobras.com/ri) and were duly filed in the New York Stock Exchange (NYSE), U.S. Securities and Exchange Commission (SEC) and Madrid Stock Exchange - Latibex, and are available to all investors.

6.   In view of the foregoing, the Company understands that all data and information published by the press were previously published to the market by the Company, through the appropriate channels, pursuant to CVM Instruction No. 358/02.

Rio de Janeiro, November 16, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.